

April 29, 2014

Via E-Mail
Bruce Lucas
Chairman & Chief Investment Officer
Heritage Insurance Holdings, LLC
700 Central Ave., Ste. 500
St. Petersburg, FL 33701

      Re: Heritage Insurance Holdings, LLC
               Registration Statement on Form S-1
               Filed April 21, 2014
               File No. 333-195409

Dear Mr. Lucas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 35

1. Pursuant to the requirements of Item 504 of Regulation S-K, where you have identified the specific purposes for which you intend to use the offering proceeds, you must disclose the approximate amount of proceeds intended to be used for each such purpose. Accordingly, please revise your use of proceeds discussion to specify the amount of proceeds you intend to apply to statutory capital and surplus to enable you to write additional policies and the specific amount of proceeds you intend to use to fund collateralized reinsurance through Osprey.

   You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimates, any uncertainty surrounding these amounts, and the reasons that the actual use of proceeds could vary. Please make any necessary conforming changes to your discussion of the use of proceeds in your Prospectus Summary as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 57

2. We note your response to comment 1. Please explain to us how the four benchmark companies you selected are good examples in terms of size, equity structures and industry focus etc.to validate your increase in valuations. The percent change in the value of the four companies you cited varies from approximately positive 22% to 92% during the 4th quarter of 2013; however, we remain unclear on how the big range in changes among these companies sufficiently suggests a 73% increase in your valuation reasonable for the same period. In addition, the economic factors you cited appear happening over a long period of time and as such, we are unclear how they would be factors primarily explaining the change in your valuation from October 31 to December 31, 2013. Please explain. Please also describe the methods and assumptions used in the valuations. Quantify the assumptions to the extent quantifiable and explain the change in the methods and/or assumptions used in the October 2013 valuation as compared to December 2013 valuation.

Item 16. Exhibits and Financial Statement Schedules
(3) Exhibits, page II-1

3. We note that several of your exhibits are identified by footnote as "previously filed." Please note that all exhibits must be filed with your filed registration statement. Accordingly, please amend your registration statement to include all such exhibits. Please refer to Question 10 of the Frequently Asked Questions on Confidential Submission Process for Emerging Growth Companies under the JOBS Act for additional information.

4. We note the disclosure of your entry into a catastrophe reinsurance agreement with Citrus Re Ltd. with respect to your reinsurance program for the 2014 hurricane season. Please file this agreement as an exhibit to your registration statement pursuant to Item 601 of Regulation S-K. In the alternative, please provide an analysis as to why this agreement is not required to be filed as a material contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

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   Steven J. Gavin D
   Winston & Strawn LLP
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